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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRANS ENERGY, INC.

(Name of Subject Company (issuer))

WV MERGER SUB, INC.
a wholly owned subsidiary of

EQT CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89323B 30 6
(CUSIP Number of Class of Securities)

Lewis B. Gardner, Esq.
General Counsel and Vice President, External Affairs
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
(412) 553-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Michael L. Bengtson
James B. Marshall
Baker Botts L.L.P.
98 San Jacinto Blvd., Suite 1500
Austin, Texas 78701
(512) 322-2500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$67,498,444.12	$7,823.07

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Trans Energy, Inc., a Nevada corporation ("Trans Energy"), at a purchase price of $3.58 per share, net to the seller in cash, without interest, and less any required withholding tax. Such shares consist of: (i) 16,131,648 shares of common stock issued and outstanding (excluding shares of common stock held by Trans Energy in its treasury), (ii) 2,414,000 shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock options or in connection with change in control agreements between Trans Energy and certain of its employees and (iii) 308,666 shares of common stock reserved for issuance upon the exercise and vesting of outstanding restricted stock awards. The foregoing figures have been provided by Trans Energy to the offeror and are as of the close of business on October 21, 2016.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☒
      third-party tender offer subject to Rule 14d-1.

      ☐
      issuer tender offer subject to Rule 13e-4.

      ☐
      going-private transaction subject to Rule 13e-3.

      ☐
      amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

      ☐
      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

      ☐
      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer of WV Merger Sub, Inc., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of EQT Corporation, a Pennsylvania corporation ("EQT"), to purchase all outstanding shares of common stock, par value $0.001 per share (each a "Share"), of Trans Energy, Inc., a Nevada corporation ("Trans Energy" or the "Company"), at a price of $3.58 per Share, net to the seller in cash, without interest (the "Offer Price"), less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2016 (as it may be amended or supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended or supplemented, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and EQT. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of October 24, 2016 (as it may be amended or supplemented, the "Merger Agreement"), by and among Trans Energy, EQT and the Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

        Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities subject to the Offer is Trans Energy, Inc., a Nevada corporation. Its principal executive office is located at 210 Second Street, P.O. Box 393, St. Marys, West Virginia 26170. Trans Energy's telephone number is (304) 684-7053.

        (b)   This Schedule TO relates to Trans Energy's shares of common stock, par value $0.001 per share. Trans Energy has advised EQT that, as of October 21, 2016, there were (i) 16,131,648 Shares issued and outstanding, (ii) 2,000 shares of common stock held by Trans Energy in its treasury, (iii) 2,414,000 shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock options or in connection with change in control agreements between Trans Energy and certain of its employees, (iv) 308,666 shares of common stock reserved for issuance upon the exercise and vesting of outstanding restricted stock awards and (v) no shares of preferred stock issued and outstanding.

        (c)   The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c)  The filing companies of this Schedule TO are (i) EQT Corporation, a Pennsylvania corporation, and (ii) WV Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of EQT. The Purchaser's principal executive office is located at c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222, and its telephone number is (412) 553-5700. EQT's principal executive office is located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222,

and its telephone number is (412) 553-5700. The information regarding EQT and the Purchaser set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

        The information regarding EQT and the Purchaser set forth in Section 9 ("Certain Information Concerning EQT and the Purchaser") of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 8 ("Certain Information Concerning Trans Energy"), Section 9 ("Certain Information Concerning EQT and the Purchaser"), Section 11 ("Background of the Offer; Past Contacts or Negotiations with Trans Energy"), Section 12 ("The Transaction Agreements") and Section 13 ("Purpose of the Offer; No Stockholder Approval; Plans for Trans Energy") of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3)-(7)    The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer"), Section 6 ("Price Range of Shares; Dividends"), Section 7 ("OTC Pink Sheets; Exchange Act Registration; Margin Regulations"), Section 11 ("Background of the Offer; Past Contacts or Negotiations with Trans Energy"), Section 12 ("The Transaction Agreements"), Section 13 ("Purpose of the Offer; No Stockholder Approval; Plans for Trans Energy") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

        (c)(2) Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (d)    The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b)    The information set forth in Section 9 ("Certain Information Concerning EQT and the Purchaser") of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the section of the Offer to Purchase titled Section 11 ("Background of the Offer; Past Contacts or Negotiations with Trans Energy") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

  •
  the consideration offered consists solely of cash;

  •
  the Offer is not subject to any financing condition; and

  •
  the Offer is for all outstanding securities of the subject class.

Item 11.    Additional Information.

        (a)(1)    The information set forth in Section 12 ("The Transaction Agreements") of the Offer to Purchase is incorporated herein by reference.

        (a)(2)    The information set forth in Section 12 ("The Transaction Agreements"), Section 13 ("Purpose of the Offer; No Stockholder Approval; Plans for Trans Energy"), Section 15 ("Conditions of the Offer") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (a)(3)    The information set forth in Section 12 ("The Transaction Agreements"), Section 15 ("Conditions of the Offer") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (a)(4)    The information set forth in Section 7 ("OTC Pink Sheets; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

        (a)(5)    The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Materials to Be Filed as Exhibits.

        The Exhibit Index, which index follows the signature page to this Schedule TO and is incorporated herein by reference, sets forth a list of those exhibits filed herewith or incorporated by reference herein.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

WV MERGER SUB, INC.
By:	/s/ ROBERT J. MCNALLY Senior Vice President and Chief Financial Officer
EQT CORPORATION
By:	/s/ ROBERT J. MCNALLY Senior Vice President and Chief Financial Officer

 INDEX TO EXHIBITS

(a)(1)(A)	—	Offer to Purchase, dated October 27, 2016.
(a)(1)(B)	—	Form of Letter of Transmittal.
(a)(1)(C)	—	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	—	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	—	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	—	Form of Summary Advertisement.
(a)(5)(A)*	—	News Release issued by EQT on October 25, 2016.
(a)(5)(B)**	—	News Release (announcing third quarter 2016 earnings) issued by EQT on October 27, 2016.
(a)(5)(C)	—	Excerpt of Earnings Presentation by EQT, dated October 27, 2016.
(b)	—	Not applicable.
(d)(1)	—	Agreement and Plan of Merger, dated as of October 24, 2016, by and among EQT, the Purchaser and Trans Energy.
(d)(2)	—	Form of Tender and Support Agreement.
(d)(3)	—	Tri-Party Agreement, dated as of October 24, 2016, by and among EQT, Trans Energy and certain of its affiliates and Republic Energy Ventures, LLC and certain of its affiliates.
(d)(4)	—	Confidentiality Agreement, dated as of December 1, 2015.
(g)	—	Not applicable.
(h)	—	Not applicable.

*
Previously filed as Exhibit (a)(5)(A) to EQT's Schedule TO-C filed with the Securities and Exchange Commission on October 25, 2016, and incorporated herein by reference.

**
Previously filed as Exhibit 99.1 to EQT's Form 8-K filed with the Securities and Exchange Commission on October 27, 2016, and incorporated herein by reference.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Materials to Be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS